3 Embarcadero Center, 26th Floor, San Francisco, CA 94111 ◾ p1.415.365.7442 ◾

September 24, 2019

Greg Dundas

Staff Attorney

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc. Proxy Materials on Schedule PREM14A Filed on July 31, 2019 File No. 001-38320

Dear Mr. Dundas

Set forth below are responses to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital, Inc. (“GigCapital” or the “Company”), by your letter dated August 22, 2019 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital will file a revised preliminary proxy statement on Schedule PRER14A (the “Revised Preliminary Proxy Statement”) reflecting the Commission’s requested disclosure edits.

Schedule 14A filed July 31, 2019

Stockholder Letter, page 0

Comment 1.    In the second paragraph, disclose that Kaleyra is an Italian corporation.

Response: The requested disclosure has been added.

Comment 2.    Disclose the number and percentage of GigCapital shares whose redemption would cause the company not to meet the $5,000,001 cash condition to the business combination.

Response: The requested disclosure has been added.

Summary Term Sheet, page 1

Comment 3.    State the total number of shares originally sold and the total amount raised in the IPO.

Response: The requested disclosure has been added.

Comment 4.    In the fifth bullet point, please revise to state the purpose of the amendment of your charter. Also state the percentage of the total number of outstanding shares that was redeemed, as well as the impact of the redemptions on the balance of the trust fund.

Response: The requested disclosure has been revised and expanded.

Consideration to the Sellers in the Business Combination, page 24

Comment 5.    Please expand the disclosure to include the total consideration to be issued, including the value of stock to be issued and the value of any contingent consideration. Also, expand the disclosure to clarify how you determined the Redemption Percentages, i.e. how the waiver by Initial Stockholders, Directors and Officers consisting of 35.12% of the outstanding shares was considered in the various redemption percentage scenarios.

Response: The requested disclosure has been expanded.

Comparative Per Share Data, page 40

Comment 6.    Provide comparative per share data in accordance with Item 14(10) of Schedule 14A. Please disclose the share exchange ratio in the introduction to this disclosure.

Response: The requested disclosure has been added.

Risk Factors

Risks Relating to Kaleyra, page 43

Comment 7.    It appears that a majority of the officers and directors will be residing outside the United States. If true, please provide a risk factor discussing the limited legal recourse shareholders may have against them, including difficulties in enforcing judgments made against them by U.S. courts.

Response: The Company respectfully submits that a majority of the officers and directors will be resident inside the United States, with only two directors out of seven and none of the named executive officers residing outside the United States. Nonetheless, the Company has provided the requested risk factor under the subheading “—Risks Related to the Company and the Business Combination” in the event the residences of the directors or officers change over time.

Unaudited Pro Forma Condensed Combined Financial Information, page 86

Comment 8.    Please disclose in the preamble to the Pro Forma Condensed Combined Financial Information the total value of the consideration to be paid in the business combination with Kaleyra. Please revise disclosure of consideration throughout the document accordingly.

Response: The requested disclosure has been added and revised.

Comment 9.    Please separately disclose any amount of contingent consideration recorded under the provisions of the additional 4,292,272 Earn-Out Shares to which the Sellers may be entitled.

Response: The requested disclosure has been added.

Comment 10.    We note on page F-11 that a Target Business must have a fair market value equal to at least 80% of the balance in the Trust Account. We also note that as of March 31, 2019 the Trust account had a balance of $147.2 million. Please expand the disclosure on page 88 and Notes (1) and (2) on page 90 to address this requirement and indicate whether the business combination between Company and Kaleyra will meet the minimum fair market value.

Response: The requested disclosure has been expanded and revised.

Comment 11.    We note on page 3 that you factor in the conversion of 14,873,256 rights into 1,487,325 shares of Common Stock upon completion of the Business Combination. Please tell us how these rights relate to the 11,154,942 warrants that will continue to be outstanding following the business combination, if applicable. Please expand the disclosure to explain whether the conversion of the 14,873,256 rights are assumed to be converted and describe your factual support for any assumptions relating to these rights and warrants.

Response: The requested disclosure has been expanded and revised.

Comment 12.    Please expand the disclosure in Note 1 on page 90 to explain the reason for the redemption of 6,825,464 shares and $70.18 million from the Gig Capital Trust on June 5, 2019

Response: The Pro Forma Condensed Combined Balance Sheet referenced in Comment 12 was for the quarter ended March 31, 2019. The Pro Forma Condensed Combined Balance Sheet has been updated with quarterly financial information for the quarter ended June 30, 2019. As a result, the footnote referenced in Comment 12, which pertained to information that occurred subsequent to March 31, 2019, has been eliminated as the relevant information in that footnote is now otherwise reflected in the balance sheet. As described elsewhere in the Revised Preliminary Proxy Statement, on June 5, 2019, in connection with the amendment of our certificate of incorporation to extend the date by which the Company must consummate its initial business combination from June 12, 2019 to December 12, 2019, stockholders of the Company elected to redeem 6,825,424 shares originally sold as part of the units issued in our initial public offering.

Comment 13.    Please expand the disclosure in Note 2 on page 90 to explain the basis for releasing investments and interest receivable from the Trust.

Response: The requested disclosure has been expanded.

Comment 14.    Please expand the disclosure in Note 2 on page 91 to explain assumptions utilized and factual support for the adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Response: The requested disclosure has been expanded.

Comment 15.    Please expand the disclosure in Notes F and G on page 93 to include the purchase price allocation for Infiniti Solutions and Buc Mobile to support the pro forma adjustments for the effects of the purchase price allocation.

Response: The requested disclosure has been expanded.

Proposal No. 1 — Approval of the Business Combination, page 104

Comment 16.    Define “Closing Kaleyra Group Net Debt” and “Closing Kaleyra Group Net Short-Term Debt.” Disclose the amounts for each as of a recent date.

Response: The requested disclosure has been revised to include a cross-reference to the earlier defined terms, and the amounts have been disclosed as of a recent date as requested.

Background of the Business Combination, page 121

Comment 17.    Please expand your discussion to describe the negotiations of the principal terms of the merger, including price.

Response: The requested disclosure has been expanded.

Comment 18.    You state on page 126 that the board considered management’s due diligence findings. Please revise to provide more detailed disclosure of management’s due diligence findings considered by the board.

Response: The requested disclosure has been revised.

Information About Kaleyra, page 192

Comment 19.    Please explain more fully your statement that you have customers and business partners “worldwide.” Outside of Italy and India, disclose how many countries and areas of the world you have a meaningful presence in.

Response: The requested disclosure has been revised.

Kaleyra’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Comparability of Results

Recent Acquisitions, page 204

Comment 20.    Please expand the discussion to include the consideration paid for the acquisitions of Buc Mobile and Solutions Infiniti. Please also expand the discussion of the agreements to acquire Solutions Infiniti and Buc Mobile in the Liquidity section on page 215 accordingly.

Response: The requested disclosure has been expanded.

GIGCAPITAL, Inc. Condensed Financial Statements, page F-22

Comment 21.    Please provide updated interim financial statements and other financial information pursuant to Rule 3-12 of Regulation S-X.

Response: The interim financial statements and other financial information have been updated accordingly.

Comment 22.    Refer to Business Combination disclosure beginning on page F-30. Please expand the disclosure on page F-31 to include all disclosures required pursuant to ASC 805-10-50. Please quantify the value of consideration to be paid under each of the various scenarios and the value of contingent consideration.

Response: The requested disclosure has been expanded and revised.

Kaleyra S.p.A. Consolidated Financial Statements Note 2.

Summary of Significant Accounting Policies

(b) Principles of Consolidation, page F-79

Comment 23.    Please expand the disclosure to describe in detail the transaction that resulted in a change in governance and achievement of control.

Response: The requested disclosure has been expanded.

General

Comment 24.    Please provide us with copies of any “board books” or similar materials furnished to board members in connection with the transactions. We may have further comments after we review these materials.

Response: The requested materials have been provided under separate cover.

*            *             *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415)365-7442 or via email at jselman@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:    Dr. Avi S. Katz

Enclosures

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